                           CERTAIN TRANSACTIONS

    The Company and Mr. David J. Callard have an agreement pursuant to which Mr. Callard provides financial advisory services in his capacity as Chair of the Executive Committee and advisory services in the area of acquisition and development ("A&D"). Under this agreement, Mr. Callard was retained at an annual compensation rate of $90,000 through March 31, 1996, and in fiscal 1995 was awarded an option to purchase 5,000 shares of Common Stock at an exercise price of $14.25 per share, which was the fair market value on the grant date. The option is excercisable to the extent of 25% of the shares one year from the grant date, an additional 25% two years from the grant date, an additional 25% three years from the grant date and in full four years from the grant date. Beginning in April 1996, the Company agreed to pay Mr. Callard an annual retainer of $50,000. The agreement also entitles Mr. Callard to receive contingent compensation for each A&D transaction in which he plays an active role at the Company's request. Such additional compensation is to be determined by mutual agreement at the outset of each A&D project, reflecting its complexity and size. Pursuant to the agreement, Mr. Callard is reimbursed for out-of-pocket expenses. In connection with the agreement, Mr. Callard has waived his right to director's fees and future participation in the Company's Director Stock Plan.

    Waverly has entered into an agreement with Mr. John F. Spahr, Jr., which replaces his prior employment agreement, pursuant to which Mr. Spahr will provide consulting services to the Company. Under this agreement, Mr. Spahr received $110,000 for 1995 and is entitled to receive $50,000 for each of the years 1996 through 2000. In connection with the agreement, Mr. Spahr has waived his right to director's fees and future participation in the Company's Director Stock Plan.

    The Company's subsidiary, Urban & Schwarzenberg Verlag fur Medizin GmbH, is indebted to Gisela Urban, Dr. Urban's mother, for 150,000 DM (approximately $97,410) bearing interest at 8% per annum payable on demand on one year's notice. Loan amounts have been converted into dollars based upon the currency exchange rate of .6494 DM per dollar in effect on December 31, 1996.

                       MANAGEMENT COMMITTEE REPORT

    The Management Committee (the "Committee"), composed entirely of nonemployee directors, meets periodically to formulate recommendations for approval by the Board of Directors for executive compensation. The Committee consisted in fiscal 1996 of Carolyn Manuszak (Chair), Michael E. Johns, Ackneil M. Muldrow, II and Joseph M. Palazzolo.

    The Committee's compensation recommendations are designed to enable the Company to attract and retain qualified executives, reward achievement of corporate and personal goals and motivate officers to meet divisional and corporate financial and strategic objectives and to contribute to increasing the shareholder value. Executive officers receive a salary, are eligible for a bonus under Waverly's Incentive Plan ("WIN Plan") and participate in the Company's Defined Benefit Pension Plan and in the Company's Incentive Savings Plan ("WISP"), a tax-qualified plan that permits employees to make contributions, a portion of which is matched by the Company. In addition, executive officers are eligible to receive grants of options to purchase Company stock. The Committee emphasizes stock ownership by executives as highly desirable in that it closely aligns the economic interests of the executives with those of the shareholders.

    Salaries for executive officers (other than for the Chief Executive Officer and the Chairman) are reviewed each year by the Company's Chief Executive Officer and the Committee. Salaries for the Chief Executive Officer and the Chairman are reviewed annually by the Committee. Salaries are assessed in light of executives' performances for the prior year and other economic and industry-specific conditions that prevail.

    The Company pays annual cash bonuses to executives under the WIN Plan for achievement of corporate and/or divisional financial targets and for achievement of individual performance objectives established as part of the Company's long-range planning process. At the beginning of each year, the Board meets with senior management to review the Company's long-range strategic objectives and its annual budget. Financial and performance targets, derived from this process, are used by the Committee to establish objectives under the WIN Plan. In 1996, these objectives included achievement of certain levels of earnings per share and return on equity. For each operating division officer, 50% of bonus is based on his or her division performance against budget and 50% is based on corporate results against budget. For certain corporate officers (such as the Chief Executive Officer), 100% of bonus depends on overall corporate performance. Maximum bonuses for each officer may not exceed 50% of salary. Bonuses paid for performance in 1996 are reflected in the Summary Compensation Table shown below.

    The Company awards stock options to its executives from time to time to provide additional financial incentives and reward superior performance. The Committee grants options to individual officers based on its evaluation of a number of factors, including level of base salary, level of responsibility, expected level of contribution to the Company, prior individual performance and prior stock option grants. The largest grants are awarded to the most senior employees who, in the view of the Management Committee, have the greatest potential impact on the Company's profitability and growth. Options under the plan may be either incentive stock options or nonqualified stock options at the discretion of the Management Committee. The exercise price of these options will be at least equal to the fair market value of the Common Stock on the date of grant. In 1996, the Committee granted stock options exercisable at fair market value to certain key employees, including the Company's officers. Stock option awards to the executive officers named in the Summary Compensation Table are disclosed in that table.

     Mr. Hutton, the Company's Chief Executive Officer, received compensation in 1996 in accordance with the guidelines referred to above. Mr. Hutton's base salary effective February 1996 was $350,000, reflecting the Committee's conclusion that the performance of the Company in 1995 warranted a 4.5% increase in 1996. The Committee had established budget, earnings per share and return on equity targets for Mr. Hutton under the WIN Plan for 1996 based on the long-range strategic business plan. The Company met its budget and performance targets in 1996 and, in light of this performance, Mr. Hutton was awarded a bonus of $61,250 and an option to purchase 20,000 shares of Common Stock at an exercise price of $21.50 per share, which was equal to the fair market value on the grant date (2/14/97). The Company also pays 100% of the premium on a $2,000,000 term-life insurance policy for Mr. Hutton.

     Rules proposed pursuant to Section 162(m) of the Internal Revenue Code limit the allowable deduction for certain covered compensation paid to the Company's officers to $1 million per year per executive. The rules provide that certain qualifying, performance-based compensation will not be subject to the deduction limit. The Company has structured its Employee Stock Option Plan to cause option awards issuable under the Plan to comply with these rules. In view of the current levels of other compensation paid to its executives, the Company expects that its compensation will fall well within the limits imposed by the Code and that Section 162(m) will not limit the deductibility of its compensation to officers.

                                                   Carolyn Manuszak, Chair
                                                   Michael E. Johns, M.D.
                                                   Ackneil M. Muldrow, II
                                                   Joseph M. Palazzolo

                           EXECUTIVE COMPENSATION

    The following table sets forth information concerning the compensation paid by the Company in the last three fiscal years to the Chief Executive Officer of the Company and the four next most highly compensated executive officers:



                                                Summary Compensation Table
                                                                                   Long-Term
                                                    Annual Compensation (1)       Compensation     All Other
Name and                                                                             Awards      Compensation
Principal Position                  Year        Salary ($)(2)   Bonus ($)(3)       Options (#)      ($)(4)
------------------                  ----        ---------       ---------        -------------      ---
William M. Passano, Jr.             1996        325,000           56,875                  0         9,260
 Chairman of the Board              1995        300,000           71,800                  0         8,610
                                    1994        300,000           75,000                  0         8,610

Edward B. Hutton, Jr.               1996        350,000           61,250             17,000        10,693
 President and CEO                  1995        335,000           80,200             15,000        12,952
                                    1994        310,000           77,500             15,000         7,000

Michael Urban                       1996        302,000           67,000                  0             0
 President and CEO, Urban           1995        313,000           52,500                  0           540
 & Schwarzenberg Verlag             1994        263,000           47,700              5,000         2,899
 fur Medizin GmbH (5)

Arthur E. Newman                    1996        205,000           35,875              9,000         2,960
 Executive Vice President           1995        194,000           46,500              9,000         2,811
                                    1994        183,500           45,875              9,000         2,908

Alma J. Wills                       1996        135,000           45,900              6,000         1,836
 President, Periodical Publishing   1995        130,000           20,300              6,000         2,018
                                    1994        121,500           26,669              6,000         2,087

----------

    (1) Does not include perquisites and other personal benefits where the aggregate value of such compensation to the executive officer is less than 10% of annual salary and bonus.

    (2) Includes salary deferrals under the WISP.

    (3) Comprises bonuses under the WIN Plan, which were accrued during the fiscal year indicated but were paid in the following fiscal year.

    (4) Includes life insurance premiums paid by the Company and Company matching contributions under the WISP. Under the WISP, the Company makes matching contributions of 25% of each participant's contribution subject to a maximum of 1.5% of an employee's compensation up to $9,240. The amounts for 1996 are as follows:

                                  WISP        Insurance
                                  ----        ---------

            Passano, W.         $ 2,375        $  6,885

            Hutton              $ 2,375        $  8,318

            Urban               $     0        $      0

            Newman              $ 2,375        $    585

            Wills               $ 1,446        $    390


    (5) Dr. Urban's compensation has been converted into dollars based upon the currency exchange rate of .6494 DM per dollar as of December 31, 1996,
 .6961 DM per dollar in effect on December 29, 1995, and .6453 DM per dollar in effect December 30, 1994.

                              Option Grants in Last Fiscal Year

        The following table sets forth information concerning the grant and exercise of options in the last fiscal year under the Waverly, Inc. 1996 Employee Stock Option Plan to the persons named in the Summary Compensation
Table:



                     Individual Grants                                               Potential Realizable
                                                                                       Value at Assumed
                  Number                                                                Annual Rates of
              of Securities         % Of Total                                           Stock Price
                Underlying        Options Granted      Exercise                        Appreciation for
                 Options          to Employees in       Price       Expiration          Option Term (2)
Name            Granted(1)          Fiscal Year         ($/Sh)         Date       0%           5%          10%
-----------------------------------------------------------------------------------------------------------------

Passano, W.          0                  0.0%            $ 0.00          N/A       $0        $      0     $      0
Hutton          17,000                 15.1%            $21.125      2/9/06       $0        $225,852     $572,353
Urban                0                  0.0%            $ 0.00          N/A       $0        $      0     $      0
Newman           9,000                  8.0%            $21.125      2/9/06       $0        $119,569     $303,010
Wills            6,000                  5.3%            $21.125      2/9/06       $0        $ 79,712     $202,007

----------

    (1) All options were granted with an exercise price equal to the fair market value of the Common Stock underlying the option on the date of the grant. The options are exercisable to the extent of 25% of the shares one year from the grant date, an additional 25% two years from the grant date, an additional 25% three years from the grant date, and in full four years from the grant date, subject to such limitations as are imposed by Section 162(m) of the Internal Revenue Code on qualified options, unless accelerated upon a change in control, retirement, death or disability. These options have a term of ten years, unless terminated sooner in connection with death, disability, retirement or termination.

    (2) Amounts are based on the 0%, 5% and 10% annual compounded rates of appreciation of the Common Stock price, prescribed by the Securities and Exchange Commission, and are not intended to forecast future appreciation of the Company's Common Stock. The prices of the Common Stock, assuming such annual compounded rates of appreciation, would be $21.125, $34.41 and $54.79, respectively.

 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

    The following table provides information with respect to the stock options exercised during fiscal year ended December 31, 1996 and the value as of December 31, 1996 of unexercised in-the-money options held by the named executive officers. The value realized on the exercise of options is calculated using the difference between the per share option exercise price and the market value of a share on the date of the exercise. The value of unexercised in-the-money options at fiscal year end is calculated using the difference between the per share option exercise price and the market value of $23.75 per share at fiscal year end, December 31, 1996.



                                                       NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                  SHARES                               UNDERLYING UNEXERCISED                   IN-THE-MONEY
               ACQUIRED ON        VALUE                 OPTIONS AT FY-END                   OPTIONS AT FY-END
NAME           EXERCISE (#)    REALIZED ($)        EXERCISABLE    UNEXERCISABLE         EXERCISABLE   UNEXERCISABLE
Passano, W.       9,600        $158,400              110,400           5,000            $1,600,100       $ 61,250
Hutton                0               0              208,644          53,356             2,914,639        482,486
Urban             5,000        $ 53,125                    0           2,500                     0         36,250
Newman                0               0               50,000          18,000               692,125        120,375
Wills                 0        $      0               41,100          12,000               578,213         80,250

----------


                     DEFINED BENEFIT PENSION PLAN

    The Company has a trusteed, noncontributory, defined benefit pension plan in which all U.S. employees are eligible to participate. The plan provides for an annual retirement benefit payable monthly based on the sum of (i) amounts accrued to date under various career average pay formulae and (ii) amounts accruing beginning for 1989 based on the following formula: 1.5% of participant's compensation plus .65% of earnings in excess of the Social Security Covered Compensation (the average of Social Security Taxable Wage Basis for a specified 35-year period) for each year of credited service. Earnings for purposes of the pension plan include base salary and commissions but not overtime or bonuses. Benefits are payable upon retirement, death or disability or upon termination of employment after five years of service. Benefits are not subject to reduction for Social Security benefits. At their normal retirement at age 65, the estimated annual retirement payments (based on compensation for 1996 and subject to the limitations imposed by IRS regulations) would be as follows: Mr. Hutton, $72,767; Mr.

Newman, $70,113; and Ms. Wills, $63,513. Mr. William Passano, Jr.'s annual retirement payments, assuming retirement at age 70, would be $103,282.

    The Company's subsidiary, Urban & Schwarzenberg, has agreed to provide supplementary retirement benefits to two current and thirteen former employees, including Dr. Urban. Monthly benefits are payable upon retirement based upon 50% of the retiree's highest achieved salary level. Upon the retiree's death, his or her spouse and/or other specified beneficiaries are generally entitled to receive a benefit payment. At his normal retirement at age 65, the estimated annual retirement payment to Dr. Urban under this plan (based on compensation for 1996) would be 232,500 DM (approximately $150,985).